Richard Coyle	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3724
rcoyle@chapman.com

July 18, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise 10 Crypto Index Fund
File No. 333-287889

Dear Ms. Cheng and Ms. Paik:

This letter responds to your comments regarding the registration statement filed on Form S-3 for the Bitwise 10 Crypto Index Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on June 10, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes your statement on page 16 of the Trust’s Form 10-K (“Trust Annual Report”) for the fiscal year ended December 31, 2024, that the Committee’s risk-based assessment that considers whether a Crypto Asset may be deemed a security under U.S. federal securities laws “does not preclude legal or regulatory action based on the presence of a security.” In future filings, please further revise to state that any such assessment is not a legal standard or determination binding on any regulatory body or court.

Response to Comment 1

The Registrant confirms that it will further revise the referenced disclosure in future filings to state that any such assessment is not a legal standard or determination binding on any regulatory body or court.

Comment 2 – General

Please revise to disclose whether and how you expect that the initial and continuing listing requirements applicable to the Trust may impact the weighting of the Trust’s Portfolio Crypto Assets.

July 18, 2025

Response to Comment 2

In accordance with the Staff’s comment, the following has been added under the caption “Prospectus Summary – The Index”:

Notwithstanding the foregoing, pursuant to the rules of the Exchange, on [ ], 2025, the Index methodology was modified to include the condition that at least 85% of the index components will consist of commodities that are the primary investment underlying exchange traded-products that have been approved by the SEC to list and trade on a national securities exchange. This condition may result in a different weighting of Portfolio Crypto Assets than if such condition had not been adopted.

Comment 3 – Cover Page

To the extent the Trust intends to “take advantage of incidental opportunities to generate additional returns in excess of the Index” as discussed on page 1, please provide such disclosure on the cover page.

Response to Comment 3

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 4 – Prospectus Summary – The Trust’s Investment Objective and Strategies, page 1

The Staff notes that the “Sponsor has the discretion, when possible and prudent, to take advantage of incidental opportunities to generate additional returns in excess of the Index...through, for example, Airdrops, Staking, Emissions, Hard Forks, lending or similar network events and activities.” Please revise to describe:

●	Whether any approvals are necessary for the Trust to engage in such activities;

●	In greater detail the lending and “similar network events and activities” that the Sponsor may take advantage of;

●	The criteria, if any, the Sponsor will use to exercise such discretion; and

●	How and when investors will be informed as to when the Sponsor exercises such discretion and the identity of the related Portfolio Crypto Asset.

July 18, 2025

Response to Comment 4

In accordance with the representations made in the Exchange’s 19b-4 application related to the listing and trading of the Shares of the Trust, references to such incidental opportunities have been removed from the Registration Statement. Accordingly, the Staff’s comment is no longer applicable. In addition, the following disclosure has been added to the prospectus:

Incidental Rights

Notwithstanding anything to the contrary in the Annual Report, the Trust may, from time to time, passively receive, by virtue of holding Portfolio Crypto Assets, certain additional digital assets (“IR Assets”) or rights to receive IR Assets (“Incidental Rights”) through a fork of a digital asset network or an airdrop of assets. The Trust will not seek to acquire such IR Assets or Incidental Rights. Pursuant to the terms of the Trust Agreement, the Trust has disclaimed ownership in any such IR Assets and/or Incidental Rights to make clear that such assets are not and shall never be considered assets of the Trust and will not be taken into account for purposes of determining the Trust’s NAV or NAV per Share. Neither the Trust, nor the Sponsor, nor the Custodian, nor any other person associated with the Trust will, directly or indirectly, engage in action where any portion of the Trust’s Portfolio Crypto Assets becomes subject to any proof-of-stake validation or is used to earn additional assets or generate income or other earnings.

Comment 5 – Prospectus Summary – The Index, page 3

The Staff notes that you incorporate by reference the description of the Index Methodology provided in the Trust Annual Report. In future Exchange Act reports, to the extent incorporated by reference, please address the following in your disclosure regarding the Index Methodology:

●	Include a table with market share and volume information for each Crypto Asset exchange selected by the Sponsor and its affiliates to calculate the value of Crypto Assets in the Index;

●	Explain how the Crypto Asset exchanges are selected;

●	Include a brief description of each of the Crypto Asset exchanges, including where they are located and how they are licensed or regulated; and

●	Revise to describe the adjustments that may be made to the Index and the impact that such adjustments could have on the NAV of the Trust.

July 18, 2025

Response to Comment 5

The Sponsor undertakes to update its future Exchange Act reports in accordance with the Staff’s comments.

Comment 6 – Prospectus Summary – Calculation of NAV, page 4

The Staff notes your cross-reference to “Part I—Item 1. Business—Calculation of NAV” in the Trust Annual Report. Please revise this cross-reference to refer to the correct section of the Trust Annual Report.

Response to Comment 6

The cross-references referenced in the Staff’s comments have been corrected.

Comment 7 – Prospectus Summary – The Trust’s Legal Structure, page 4

Please revise to disclose here that Shareholders have no voting rights under the Trust Agreement, and that the Sponsor and Trustee may agree to amend the Trust Agreement or Sponsor Agreement without Shareholder approval. In this regard, the Staff notes your disclosure on page 59 that “except as required under applicable federal law or under the rules or regulations of an Exchange, Shareholders do not have any voting rights, take no part in the management or control, and have no voice in, the Trust’s operations or business.”

Response to Comment 7

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 8 – Prospectus Summary – The Trust’s Fees and Expenses, page 6

Please revise to clarify whether the Sponsor will assume the fees of the Trading Counterparties in connection with the purchase and sale of Portfolio Crypto Assets under the Trust-Directed Trading Model.

Response to Comment 8

The Registration Statement has been updated in accordance with the Staff’s comment.

July 18, 2025

Comment 9 – Prospectus Summary – The Trust’s Fees and Expenses, page 6

Please reconcile your usage of the term “Sponsor Fee” with the term “Management Fee.”

Response to Comment 9

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 10 – Prospectus Summary – The Trust’s Fees and Expenses, page 6

The Staff notes your disclosure that the “Trust is not responsible for paying any fees or costs associated with the transfer of Crypto Assets or cash to the Sponsor,” and it is unclear whether these fees and costs are paid by the Sponsor. Please revise to clarify when the Trust is responsible for paying blockchain fees.

Response to Comment 10

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 11 – The Trust’s Investment Program – Purchase and Sale of Crypto Assets – Trust-Directed Trade Model, page 29

The Staff notes your disclosure that transfer fees with respect to on-chain transfers to and from the Custodial Account to the Trading Counterparty will be paid by the Custodian. The Staff also notes your statement on page 32 that the Sponsor will direct the Custodian to transfer Portfolio Crypto Assets from the Custodial Account to pay Trust expenses not assumed by the Sponsor. Please revise to clarify whether the Custodian will pay such transfer fees using the Trust’s assets.

Response to Comment 11

Pursuant to the Staff’s comment, the following has been added to the referenced section: “The costs of such transfers will be the responsibility of the Custodian.”

Comment 12 – The Trust’s Investment Program – Purchase and Sale of Crypto Assets – Trust-Directed Trade Model, page 29

The Staff notes your disclosure that “[t]here is no contractual relationship between the Trust, the Sponsor or the Trading Counterparties and all transactions will be done on an arms-length basis.” However, the Staff also notes your disclosure on page 3 that “[t]he Sponsor has entered into contractual agreements with the Trading Counterparties, and these agreements set forth the general parameters under which transactions in Portfolio Crypto Assets will be effectuated, should any transaction with a Trading Counterparty occur.” Please revise your disclosure as appropriate to reconcile this discrepancy. In addition, to the extent that the Sponsor has entered into contractual arrangements with Trading Counterparties, please disclose the material terms of the agreements, including the term, termination and indemnification provisions, as applicable.

July 18, 2025

Response to Comment 12

The Registration Statement has been updated to correct this discrepancy. In addition, the following description of the contractual arrangement with the Trading Counterparties has been added:

Such agreements have an indefinite term and may be terminated at will by either party. Such agreements also provide that the Trust and the Sponsor will indemnify the Trust Trading Counterparty and its affiliates against all losses, liabilities, judgments, proceedings, claims, damages and costs (including attorneys’ fees) resulting from any third-party action related to: (i) the Trust’s breach of the terms of the applicable agreement, (ii) the Trust’s violation of any applicable law, rule or regulation, (iii) the Trading Counterparty’s reliance on any instruction (in whatever form delivered) which it reasonably believed to have been given by the Trust, or (iv) other acts or omissions in connection with the execution of Crypto Asset transactions.

Comment 13 – Custody of the Trust’s Assets, page 33

You disclose that the Custodian will keep a “substantial portion” of the private keys associated with the Trust’s Portfolio Crypto Assets in cold storage or “similarly secure technology.” Please revise to disclose the percentage of the Portfolio Crypto Assets that is held in cold storage and describe the “similarly secure technology” used to hold the private keys.

Response to Comment 13

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 14 – Custody of the Trust’s Assets, page 33

Please define the term “Hot Storage Account.”

July 18, 2025

Response to Comment 14

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 15 – The Prime Execution Agent and the Trade Credit Lender – The Trade Credit Lender, page 40

Please disclose the interest rate of Trade Credits. Please also disclose the maximum “Authorized Amount” of Trade Credits available to the Trust.

Response to Comment 15

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 16 – Creations and Redemptions of Shares, page 43

Please revise to include the following disclosures:

●	For creations, please clarify whether any excess cash will be returned to the Authorized Participants to the extent that the cash deposit amount exceeds the execution price of the Portfolio Crypto Assets acquired.

●	For creation and redemption transactions, disclose whether the interest payable on Trade Credits utilized under the Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants

●	Please discuss the mechanics of the redemption procedures, including how and when cash and the Shares are transferred under the Trust-Directed Trade Model and the Agent Execution Model.

●	Clarify whether any costs or transaction fees associated with creations and redemptions are payable by the Trust.

Response to Comment 16

The Registration Statement has been updated in accordance with the Staff’s comment.

July 18, 2025

Comment 17 – Creations and Redemptions of Shares – Suspension or Rejection of Redemption Orders, page 45

Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.

Response to Comment 17

The following has been added to the referenced section: “If the Trust suspends creation or redemption orders, the Sponsor will notify Shareholders by posting such notice on the Trust’s website, in a prospectus supplement, through a current report on Form 8-K and/or in the Trust’s annual or quarterly reports.” In addition, the Registration Statement has been updated to include a cross-reference to the risks related to the suspension of the creation and redemption of Shares.

Comment 18 – Use of Proceeds, page 46

To the extent applicable, please revise your disclosure to address how you will use the proceeds received by the Trust from incidental opportunities to generate additional returns through, “for example, Airdrops, Staking, Emissions, Hard Forks, lending or similar network events and activities.”

Response to Comment 18

As discussed above in connection with Comment 4, in accordance with the representations made in the Exchange’s 19b-4 application related to the listing and trading of the Shares of the Trust, references to such incidental opportunities have been removed from the Registration Statement.

Comment 19 – Conflicts of Interest, page 47

Please revise this section to address any potential conflicts of interest between the Trust and Authorized Participants on the one hand, and the Prime Execution Agent, the Trade Credit Lender and the Trading Counterparties, on the other hand, as applicable.

July 18, 2025

Response to Comment 19

The “Conflicts of Interest” section of the Registration Statement has been updated to include the following:

Conflicts of Interest for the Prime Execution Agent, the Custodian and the Trade Credit Lender

The Prime Execution Agent, the Custodian and the Trade Credit Lender are affiliates of Coinbase Global. As affiliates, the Coinbase Entities may have actual or potential conflicts of interest when executing the Trust’s orders. As a result of these and other conflicts, when acting as principal, the Coinbase Entities may have an incentive to favor their own interests and the interests of their affiliates over the Trust’s interests and have in place certain policies and procedures that are designed to mitigate such conflicts. For additional information on the conflicts of interest of the Coinbase Entities, see “The Prime Execution Agent and the Trade Credit Lender—The Prime Execution Agent.”

Comment 20 – Material Contracts, page 51

Please revise to disclose the material terms of any agreement you have with the Sponsor, Prime Execution Agent and Trade Credit Lender, including the term, termination and indemnification provisions thereof, as applicable. Please also file the agreements as exhibits to the registration statement.

Response to Comment 20

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 21 – United States Federal Income Tax Consequences – Taxation of the Trust, page 53

Please reconcile the disclosure that “[a]ssuming that the Trust is currently a grantor trust for U.S. federal income tax purposes” with the remainder of the discussion in this section.

Response to Comment 21

The referenced disclosure has been corrected to correctly identify the Trust’s desired tax treatment as a partnership.

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July 18, 2025

Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management
James Audette, Esq., Chapman and Cutler LLP